

July 14, 2011

Via E-mail
Mr. Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Re Group, Ltd.
Wessex House 2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

    Re: **Everest Re Group, Ltd.**
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed March 1, 2011
            DEF 14A Proxy Statement
            Filed April 15, 2011
            File No. 001-15731

Dear Mr. Taranto:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
1B. Investments, page F-8

1. For available for sale investments that you record at market value, tell us how your accounting complies with ASC 320-10-35-1 which requires that they be recorded at fair value.

2. For available for sale investments that you record at fair value with re-measurements recorded as net realized capital gains and losses, tell us how your accounting complies with ASC 320-10-35-1 which requires unrealized holding gains and losses to be excluded from earnings and be reported in other comprehensive income.

11. Income Taxes, page F-30

3. Please provide us proposed disclosure to be included in future filings to quantify the components of pretax income between domestic and foreign operations as required by Rule 4-08(h) of Regulation S-X. Also, include in your proposed disclosure the components of the "expected tax provision," including the "expected tax provision" and the applicable statutory tax rate by major jurisdiction for each year presented.

4. In Note 19, you state that "net income deriving from and assets residing in the individual foreign countries in which the Company writes business are not identifiable in the Company's financial records." Please explain to us why this limitation does not appear to affect your ability to determine income taxes for a foreign entity or jurisdiction.

16. Contingencies, page F-42

5. You state that for lawsuits, arbitrations and other formal and informal dispute resolution procedures, you do not believe that any of these matters, when finally resolved will have a material adverse effect on your financial position or liquidity but an adverse resolution of one or more of these items in any one quarter or fiscal year could have a material adverse effect on your results of operations. We do not believe that this meets the disclosure requirements of ASC 450-20-50. Please provide us proposed disclosure to be included in future filings to quantify the loss or range of reasonably possible losses in excess of amounts accrued or state that these amounts cannot be estimated as required by ASC 450-20-50-4.b. If you cannot make an estimate, tell us the procedures you undertake on a quarterly basis for each matter to make this determination.

Def 14A Proxy Statement

6. We note that in a letter dated December 1, 2009 you agreed to provide enhanced disclosure in future CD&As regarding the material factors considered by the Compensation Committee in adjusting salaries and in awarding cash incentive bonuses to your Named Executive Officers excluding the cash bonuses awarded to Mr. Taranto. We understand that the Committee utilized its discretion in adjusting salary and awarding bonuses rather than quantitative performance-related criteria but nevertheless considered responsibilities, experience, contributions and performance. The staff anticipated that you would disclose the specific considerations of the Committee related to each Named Executive Officer's responsibilities, experience, contributions and performance. Please amend your 2010 10-K to disclose the specific facts and circumstances related to responsibilities, experience, contributions and performance that the Committee

Mr. Joseph V. Taranto
Everest Re Group, Ltd.
July 14, 2011
Page 3

considered to be relevant for each Named Executive Officer in adjusting salary and
awarding incentive cash compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior
Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your
response as well as any questions regarding comments on the financial statements and related
matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer
Riegel, Attorney Adviser, at (202) 551-3575 with questions on the Definitive Proxy Statement
comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant